February 13, 2012

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    MagneGas Corporation
Registration Statement on Form S-l Amendment No. 2 filed February 8, 2012
File No. 333-178643

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 10, 2012, to Dr. Ruggero Maria Santilli, the Chief Executive Officer of the Company, in regard to the above-referenced Amendment No.2 on Form S-1 (the “Second Amendment”) to the Company’s Registration Statement on Form S-1 filed on December 20, 2011 (the “Original Form S-1” and, as amended by Amendment No. 1 on Form S-1 filed on January 25, 2012 and the Second Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 3 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2012 (the “Third Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Third Amendment.

Prospectus Cover Page

1.
We note your response to prior comment 1; however, your prospectus cover page does not state the fixed price at which the warrants will be sold.  Rather it indicates only that the warrants will be sold “at a fixed price, which is based on the exercise price of the warrants.”  Also, the third paragraph of your prospectus cover refers to warrant sales at “market prices prevailing at the time of sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale.”  Please revise to disclose on the prospectus cover the fixed price at which the warrants will be sold and to reconcile the inconsistency between the third and fourth paragraphs of the prospectus cover.

Company Response: We have revised the prospectus cover page in the Third Amendment to state the fixed prices at which the warrants will be sold and to reconcile any other discrepancies.

Exhibit 5.1

2.
We note your response to prior comment 4.  However, it appears from your fee table that you are registering 20,025,625 warrants to purchase common stock at an exercise price of $0.30 per share, while the prospectus cover page and the opinion of counsel refer to 20,020,625 warrants.  Please revise or advise.

Company Response: We have revised the fee table to indicate that the Company is registering 20,020,625 warrants to purchase common stock at an exercise price of $0.30 per share.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

MagneGas Corporation

By:        /s/ Dr. Ruggero Maria Santilli
Dr. Ruggero Maria Santilli
President and Chief Executive Officer